Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 12 April 2016 of China Southern Airlines Company Limited (the “Company”). The annual general meeting (the “AGM”) of the Company will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 May 2016 at 2:00 p.m.

Additional proposals have been proposed by the Board to be submitted to AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE is hereby given that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as an ordinary resolutions, in addition to the resolutions as set out in the Notice of Annual General Meeting dated 12 April 2016. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 April 2016 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

9.	to consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited with an aggregate balance up to RMB3.5 billion within the period from 1 July 2016 to 30 June 2017; and

10.	to consider and approve the appointment of Mr. Wang Chang Shun as the non-executive director of the seventh session of the board of directors of the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

12 May 2016

As at the date of this notice, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of AGM dated 12 April 2016. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:00 p.m. on Thursday, 26 May 2016, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:00 p.m. on Thursday, 26 May 2016, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

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